SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 1, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

September 1st, 2004

Symbol – AIM & TSX: KGI

EXPLORATION OVERVIEW FOR YEAR ENDED APRIL 30TH, 2004;

PROVEN AND PROBABLE RESERVES INCREASE 28%

Kirkland Lake Gold Inc. (the “Company”) is pleased to present its overview of exploration efforts and expenditures in its 2004 fiscal year (which ended April 30, 2004), including new reserve and resource estimates.

Exploration Overview

“The first half of the year was spent completing the compilation work necessary for the foundation of the three year, $21 million exploration campaign announced October 21st, 2003” said Michael Sutton, Chief Geologist. “Given that we did not begin aggressive exploration of the property until the second half of our fiscal year, we are pleased that in the last 6 months, 269,814 tons of ore was added to reserves, grading 0.47 ounces of gold per ton (138,948 ounces) for less than $10 per ounce. Due to the wide-spaced drilling in the early phases of the major drilling campaigns underway an increase in resource levels was not expected until this fiscal year and beyond.”

During the second half of the 2004 fiscal year, the Company began the first six months of a major three year $21 million exploration campaign. The increase to the reserves (due to drilling and other exploration) was a total of 269,814 tons of ore grading 0.47 ounces of gold per ton (138,948 ounces, or 28%). Since the December 2002 reserves were released, the Company has increased the reserves by 78%.

An extensive definition drilling campaign was carried out in the first six months of the 2004 fiscal year. An on-going expansion of mining activities at #3 shaft, #2 shaft, and at the Lake Shore Ramp required an emphasis on definition drilling. The 2004 accomplishments achieved in the definition drilling enabled the Company to lower the definition requirements in the 2005 fiscal year allowing the re-allocation of resources to the exploration program.

Drilling alone has resulted in the addition of 132,000 ounces of gold in reserve and resource categories (plus 32,000 ounces inferred), virtually all of which was found in the last six months. The exploration programs that were targeting the large-tonnage potential structures did not begin until the end of 2004 fiscal year, are now in full operation, and are planned to be developed over the next 2½ years. The discovery of a completely new ore trend – north-south, rather than the classic east-west of the Camp – beyond the original goals of the exploration program opens up substantial areas for new resources to be added.

The finding cost per ounce found for the mine site exploration was $9.41. Including grassroots exploration drilling away from the Mine, the figure is $12.30 per ounce. The newest discoveries to the south of the Mine have a cost per ounce found of $6.44 (including the cost of drilling a portion through to reserve).

“In last fiscal year’s new discoveries, resources were quickly converted to reserves and remain open for reserve expansion this year. The Kirkland Lake Camp has tremendous exploration potential, and as the new South Zone attests to, the cost per ounce found can be very economic” said Stew Carmichael, Chief Exploration Geologist.

The first six months of the drilling campaign has been successful in laying the foundation for the next phase of exploration. The campaign is on target with the goals of drilling 500 -1,000 foot centres on aerially large, ore-bearing, unexplored, vein systems and structures that have been identified on the properties in Kirkland Lake. These targets have a combined potential to host 15,000,000 tons of ore (using a 25% success ratio although the Company has demonstrated better than the historical 25% success ratio). There will be follow-up of ore intersections to bring in new resources and reserves (50 – 200 foot centres). For the 2005 fiscal year the Company has budgeted exploration expenditures of approximately $9,230,000.

A total of 231,390 feet were drilled in the one year period (Apr 31 2003- Apr 31 2004). Of the total spent on drilling ($3,147,000), $1,700,000 was exploration drilling. This exploration covered various surface targets, the Narrows/’05 Break to the north, the D vein, the newly-discovered South Zone, and many newly-discovered veins throughout the property. Most of the surface exploration focused on grassroots targets.

Resources & Reserves Increase

The Company has calculated reserves and resources as of April 30, 2004 which are summarized in the following table.

	TONS	GRADE (ounces per ton)	OUNCES
Reserves
Proven	586,400	0.42	248,900
Probable	735,200	0.52	381,200

Total Proven + Probable	1,321,600	0.48	630,100

Resources
Measured	923,300	0.37	337,300
Indicated	2,329,500	0.30	708,800

Total Measured + Indicated	3,252,800	0.32	1,046,100

Total Proven + Probable + Measured + Indicated	4,574,400	0.37	1,676,200

Inferred Resources	642,800	0.30	191,300

Notes:

1.

The reserves and resources are estimated using the polygonal method.

2.

All intersections are calculated out to a 5.0 foot minimum horizontal mining width.

3.

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 26% at 0.02 ounces of gold per ton. All higher grades are cut to 3.50 ounces of gold per ton. The cut-off is 0.25 ounces of gold per ton over the horizontal mining width.

4.

The area of influence of the proven and measured categories are 30 feet from development chip samples, probable and indicated categories are 50 feet of radius from a known sample point (drill holes); inferred is another 50 feet of influence.

5.

A 94% tonnage recovery is used. Continuity of the veins appears very good.

6.

The assumptions used include $375 U.S. per ounce of gold, and an exchange rate of $0.75 Canadian= U.S. $1.00 ($500 Canadian per ounce).

7.

The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources.

8.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The full breakdown of the reserves and resources can be seen on the Company’s website (www.klgold.com).

Mining Now Self-Sustaining

Production has achieved continual increases both in terms of tons and grade since resuming earlier in the fiscal year. Production tonnage has increased at a constant rate of at least 1,000 tons per month. The extensive mine dewatering campaign has a negative impact on the mine plan. The development tonnage necessary to re-access the stope blocks has had the affect of lowering the grade to date. This quarter is slated to have full production for the first time since Kirkland Lake Gold began rehabilitating the property.

New Zones Found to the South of the Mine

The South Zone has added a new outlook to the Kirkland Lake Camp. Not only is it a different style of mineralization (wide sulphide system), but it is running north-south as apposed to the east-west nature of the mineralization from which 24 million ounces of gold have been mined to date in the Camp. The D Zone was discovered last year and it too is north-south trending. At least four other mineralized zones have been discovered to the south of the Mine.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	September 1, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer